OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0240934   MACQUARIE BANK LIMITED

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JOHN
LAST NAME:	POLANIN, JR.
TITLE:	
STREET ADDRESS 1:	125 W. 55TH STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10019
PHONE NUMBER:	212-231-1595
FAX NUMBER:	212-231-1598
E-MAIL ADDRESS:	JOHN.POLANIN@MACQUARIE.COM
FILED BY:	JOSEPH ROSS - ROSSJ1
FILED ON:	5/18/2015 9:14:29 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.